
November 12, 2013

Via E-Mail
Julia Gregory
Chief Financial Officer
ContraFect Corporation
28 Wells Avenue, Third Floor
Yonkers, NY 10701

> **Re: ContraFect Corporation**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted October 16, 2013**
> **CIK No. 0001478069**

Dear Ms. Gregory:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please expand your disclosure to include the names of the lead underwriters. Please note that we will defer further review of any amendment to your registration statement that does not include the names of the lead underwriters.

3. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please move the dealer prospectus delivery obligation legend to the outside back cover pursuant to Item 502(b) of Regulation S-K.

7. Please provide disclosure concerning the determination of offering price, as required by Item 5 of Form S-1.

8. Please provide disclosure concerning the plan of distribution, as required by Item 8 of Form S-1.

Industry and Other Data, page ii

9. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement that you have not independently verified any third-party information could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

Prospectus Summary, page 1

10. To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in the prospectus that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be understood by a person not acquainted with this industry or scientific field. For example, an explanation of the following scientific terms and phrases should accompany their first usage in the Prospectus Summary:

- osteomyelitis;
- gram-positive;
- cytotoxic agents;

- methicillin-resistant;
- vancomycin-resistant isolates; and
- metagenomic-based techniques

Risk Factors
Risks Related to Our Financial Position and Need for Additional Capital, page 10

11. We note that the report of your independent registered public accounting firm, on page F-2, contains an explanatory paragraph describing conditions that raise substantial doubt about your ability to continue as a going concern. Please add a risk factor that addresses this risk.

"If foreign approval for CF-301 or any other product candidates is obtained…," page 22

12. Please identify the countries outside of the United States in which you intend to seek regulatory approval for commercialization of your product candidates and, as appropriate, expand your disclosure on page 77 under "Foreign Regulation" to provide specific details about the approval process with respect to your intended international markets.

"Our future success depends on our ability to attract and retain…," page 25

13. If you have previously experienced difficulties such as those described in this risk factor relating to attracting and retaining qualified scientific, clinical, and sales and marketing personnel, please so disclose.

Use of Proceeds, page 36

14. Please disclose the approximate amount of net proceeds from this offering intended to be used for each purpose you have listed. If the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will have broad discretion in allocating the proceeds and that the amount and timing of your actual expenditures may vary significantly from your current intentions depending on numerous factors. Please make any necessary conforming changes to the Prospectus Summary as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 44

15. Your disclosure indicates that you are unable to allocate employee-related and expenses or depreciation to any particular project. A substantial amount of your expenses appear to be related to product development, laboratory costs and external research and licensing costs. Please supplement your disclosure to disclose the amount of these expenses that are attributable to CF-301 for each period presented.

Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation, page 47

16. We have reviewed your stock-based compensation disclosures and have the following comments:

- Please disaggregate the number of options issued by month or quarter for your most recent grants.
- Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.
- Please update the table on page 48 through the date of effectiveness of your registration statement and include any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness. The current disclosure indicates that this table includes equity based awards through June 30, 2013.
- Please provide a quantitative discussion of the significant factors, assumptions, and valuation techniques used in estimating the fair value of the securities at each valuation date.
- On page 48, you state that you considered contemporaneous independent valuations. Clarify whether valuations were performed by an unrelated valuation specialist. Additionally, please revise your disclosure to explicitly state the date which the independent valuations were obtained.
- Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each issuance.

Operating Activities, page 51

17. Please expand on your explanation for the changes in cash used in operating activities by clarifying why accounts payable and accrued liabilities increased approximately $1.8 million between December 31, 2012 and 2011.

Change in Accountants, page 55

18. Please note we may have additional comments regarding your disclosures here pending the filing of the Exhibit 16 letter.

Business
Our Competitive Strengths, page 56

19. We note your statement that there are only two FDA approved drugs for MRSA bacteremia. Please disclose the names of those drugs.

Our Products
Synergy of Lysins with Standard-of-Care Antibiotics in Cell Culture, page 61

20. Please provide a narrative description preceding the graph on page 62 of the results of the combination of CF-301 and vancomycin, as you have done on page 61 with respect to the graph illustrating the results of the combination of CF-301 and daptomycin. In particular, please disclose the survival rate when vancomycin and CF-301 were each dosed as a single agent and the survival rate when CF-301 was combined with vancomycin.

Product Development, page 64

21. We note your statement on page 65 that you "intend to study CF-301 in the clinical trials at doses much lower than those that caused [adverse] events in animal subjects." Please disclose whether this decision was made in response to your discussions with the FDA.

Competition, page 69

22. Please name your known competitors and the stage(s) of development of any competing product candidates. Please see Item 101(c)(1)(x) of Regulation S-K. Please also revise your disclosure to your risk factor about your competitors on page 18 to conform to this comment.

Intellectual Property, page 69

23. For each material agreement discussed, and which is still in effect, please expand your disclosure to include the total amount of potential milestone payments that may be payable, royalty rates and, if material, required maintenance fees. Additionally, please file your agreements with Mount Sinai School of Medicine and MorphoSys AG as exhibits to the registration statement.

24. We note your discussion of your license agreement with MorphoSys AG. Please disclose each party's right to terminate the agreement.

25. Please expand your disclosure to specify, for each agreement:

- the expiration date of any issued patents described;
- the filing date, status and anticipated expiration date of any pending patent applications; and

- the jurisdictions to which the patents or patent applications relate

In addition, if the company has any other material patents or patent applications not otherwise described, please revise to include disclosure of such patents or patent applications comparable to the patent information already provided in this section.

Executive Compensation
Employment Agreements, page 89

26. Please file your employment agreements with Drs. Nowinski, Huang, and Wittekind and Ms. Gregory as exhibits to the registration statement.

Director Compensation, page 95

27. Please provide disclosure relating to director compensation in tabular form, as required by Item 402(r) of Regulation S-K.

Certain Relationships and Related Party Transactions
Transactions with Our Directors, page 96

28. As required by Item 404(a)(3) of Regulation S-K, please disclose the approximate dollar value of the amount involved in each transaction.

Description of Capital Stock
Common Stock, page 101

29. Please set forth the approximate number of holders of your common stock as of the latest practicable date, as required by Item 201(b)(1) of Regulation S-K.

30. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Shares Eligible for Future Sale
Lock-Up Agreements, page 105

31. When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Balance Sheets, page F-4

32. We note that you have a contra equity account "loan to officer" with a balance of $600K as of December 31, 2012 and June 30, 2013. Section 402 (a)(k)(1) of Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of a personal loan to or for any director or executive officer. Please tell us, and to the

extent necessary disclose the actions that will be taken to ensure that this arrangement will be extinguished prior the completion of the initial public offering, or tell us why this provision does not apply to this loan.

Notes to Financial Statements
7. Notes Payable, page F-16

33. Please file your loan agreement with Silicon Valley Bank as an exhibit to this registration statement.

15. License and Sponsored Research Agreements
Rockefeller University
License Agreements, page F-27

34. Please disclose the amount of license initiation fees paid to The Rockefeller University and the period such amounts were paid and clarify where these payments and the shares issued in conjunction with this transaction are classified in the financial statements. Additionally, please disclose the amount of maintenance, milestone and royalty payments you are required to make to Rockefeller University. This comment also applies to your disclosure with respect to Mount Sinai School of Medicine.

June 30, 2013
Unaudited Statements of Cash Flows, page F-32

35. Please tell us how the increase in other assets of $239,982 was determined as the balance sheet change in the period was $1.6 million. In addition, tell us what you are netting against the proceeds from issuance of convertible notes. Please also revise your disclosure as necessary.

Notes to Unaudited Financial Statements
3. Fair Value Measurements, page F-36

36. Please provide quantitative information about the significant unobservable inputs used in the fair value measurement of the liabilities disclosed in this note. Refer to ASC 820-10-50-2bbb.

Item 15. Recent Sales of Unregistered Securities, page II-2

37. With respect to purchases by persons who were or would become directors, please revise your disclosure to identify such persons.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via-Email
        Jonathan DeSantis
        Shearman & Sterling LLP
        599 Lexington Avenue
        New York, NY 10022